CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Depositary Shares Each Representing a 1/1200th Interest in a Share of 8.625% Non-Cumulative Preferred Stock, Series 8	$2,932,500,000	$115,247.25

(1)	The filing fee of $115,247.25 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. The filing fee of $115,247.25 is applied against the remaining $2,809,216.39 of the registration fee previously paid by Merrill Lynch & Co., Inc., and $2,693,969.14 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT	Filed Pursuant to Rule 424(b)(2)
(To product supplement No. PS-2, dated, April 21, 2008, and to general prospectus supplement and prospectus, each dated March 31, 2006) Pricing Supplement Number: 2980	Registration No. 333-132911

Merrill Lynch & Co., Inc.

102,000,000 Depositary Shares

Each Representing a 1/1200th Interest in a Share of

8.625% Non-Cumulative Preferred Stock, Series 8

Each of the 102,000,000 depositary shares offered hereby represents a 1/1200th ownership interest in a share of perpetual 8.625% Non-Cumulative Preferred Stock, Series 8 (the “Offered Preferred Stock”), $30,000 liquidation preference per share ($25 per depositary share), of Merrill Lynch & Co., Inc. (“ML&Co.”), deposited with The Bank of New York, as depositary. Each depositary share entitles the holder, through the depositary, to all proportional rights and preferences of the Offered Preferred Stock represented thereby. The Offered Preferred Stock has a $1.00 par value and will have no voting rights except in the limited circumstances described under “Description of the Offered Preferred Stock—Voting Rights” in product supplement No. PS-2. The depositary shares are evidenced by depositary receipts.

Dividends on the Offered Preferred Stock will be payable quarterly in arrears, on February 28, May 28, August 28 and November 28 of each year, beginning on August 28, 2008, at a fixed rate per annum of 8.625% from (and including) April 29, 2008, when, as and if declared by our board of directors or an authorized committee of our board of directors in its sole discretion. Because dividends will be non-cumulative, if for any reason our board of directors or an authorized committee of our board of directors does not declare a dividend on the Offered Preferred Stock for a Dividend Period, we will not pay a dividend for that Dividend Period on the quarterly payment date or at any future time, whether or not our board of directors or an authorized committee of our board of directors declares dividends on the Offered Preferred Stock for any future Dividend Period.

As of the date hereof, our Floating Rate Non-Cumulative Preferred Stock, Series 1, 2, 4 and 5, our 6.375% Non-Cumulative Preferred Stock, Series 3, our 6.70% Non-Cumulative Perpetual Preferred Stock, Series 6, our 6.25% Non-Cumulative Perpetual Preferred Stock, Series 7 and our 9.00% Non-Voting Mandatory Convertible Non-Cumulative Preferred Stock, Series 1 are the only issued and outstanding series of preferred stock that will rank on a parity with the Offered Preferred Stock. See “Description of the Offered Preferred Stock—Ranking” in product supplement No. PS-2 for further information as to the ranking of the Offered Preferred Stock.

The Offered Preferred Stock is not redeemable prior to May 28, 2013. We may redeem the Offered Preferred Stock, at our option, in whole or in part at any time on or after May 28, 2013, upon not less than 30 or more than 60 days notice, at a redemption price equal to $30,000 per share (equivalent to $25 per depositary share), plus declared and unpaid dividends, without accumulation of any undeclared dividends. Holders of the Offered Preferred Stock will have no right to require the redemption of the Preferred Stock.

We will apply to list the depositary shares on the New York Stock Exchange (the “NYSE”) under the symbol “MER PrQ”. If approved for listing, we expect trading of the depositary shares on the NYSE to commence within a 30-day period after the initial delivery of the depositary shares.

The depositary shares will be ready for delivery in book-entry form only through The Depository Trust Company, Clearstream Banking, société anonyme or Euroclear Bank S.A./N.V on or about April 29, 2008. The Bank of New York will be the Transfer Agent. The CUSIP for the depositary shares will be 59023V373.

Investing in the Offered Preferred Stock involves risks that are described in the “ Risk Factors” section on page P-3 of this pricing supplement and beginning on page PS-3 of product supplement No. PS-2.

	Per Depositary Share	Total(4)
Public offering price (1)	$25.00	$2,550,000,000
Underwriting discount(2)	$.7875	$80,325,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.(1)(3)	$24.2125	$2,469,675,000
(1)	Plus accrued dividends, if any, from April 29, 2008, to the date of delivery
(2)	We will pay the underwriters a commission of $.50 per depositary share offered hereby with respect to any depositary share sold to institutional investors, which decreases the underwriting discount and increases the proceeds to us per depositary share sold to such institutional investors by $.2875 and total underwriting discount and total proceeds to us by $7,820,000.
(3)	Before deducting expenses payable by ML&Co.
(4)	We have granted the underwriters an option, exercisable on up to two occasions within 30 days from the date hereof, to purchase up to an aggregate of 15,300,000 additional depositary shares to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying product supplement, general prospectus supplement or prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

Citi	Morgan Stanley	UBS Investment Bank	Wachovia Securities

Banc of America Securities LLC	Barclays Capital	BB&T Capital Markets	Credit Suisse

Deutsche Bank Securities	Lehman Brothers	Morgan Keegan & Company, Inc.	RBC Capital Markets

RBS Greenwich Capital	SunTrust Robinson Humphrey	Wells Fargo Securities

The date of this pricing supplement is April 22, 2008.

Product Supplement No. PS-2

Debt Securities, Warrants, Preferred Stock,

Depositary Shares and Common Stock Prospectus Supplement

(the “general prospectus supplement”)

Prospectus

Page
WHERE YOU CAN FIND MORE INFORMATION	4
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	4
EXPERTS	5

Additional Terms Specific to the Offered Preferred Stock

You should rely only on the information contained or incorporated by reference in this pricing supplement, the accompanying product supplement, the accompanying general prospectus supplement and the accompanying prospectus. Neither we nor the underwriters have authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement, the accompanying product supplement, the accompanying general prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the cover of this pricing supplement.

You may access the documents, which we refer to as “accompanying”, on the SEC Web site at www.sec.gov as follows:

•	Product supplement No. PS-2 dated April 21, 2008:

http://www.sec.gov/Archives/edgar/data/65100/000119312508085305/d424b2.htm

•	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

•	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Web site is 65100. References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

To the extent that information contained in this pricing supplement updates or supersedes information contained in the product supplement, general prospectus supplement or prospectus, the information contained herein will prevail.

RISK FACTORS

An investment in the Offered Preferred Stock is subject to certain risks. The following is a list of certain of the risks involved in investing in the Offered Preferred Stock. You should carefully consider the more detailed explanation of risks relating to the Offered Preferred Stock described in the “Risk Factors” section included in the accompanying product supplement. You should also carefully consider the “Risk Factors” section in our Annual Report on Form 10-K for the year ended December 28, 2007, as well as other information included or incorporated by reference into this pricing supplement, the accompanying product supplement, the accompanying general prospectus supplement and the accompanying prospectus, including our financial statements and the notes thereto and our report on Form 8-K filed on April 17, 2008, before making an investment decision.

•	Dividends on the Offered Preferred Stock are non-cumulative

•	Investors should not expect us to redeem the Offered Preferred Stock on the date it first becomes redeemable or on any particular date after it becomes redeemable

•	The Offered Preferred Stock is equity and is subordinate to our existing and future indebtedness

•	We are a holding company and our ability to pay dividends on the Offered Preferred Stock will depend on distributions from our subsidiaries

•	Holders of the Offered Preferred Stock will have limited voting rights

•	An active trading market may not develop for the Offered Preferred Stock

•	General market conditions and unpredictable factors could adversely affect market prices for the Offered Preferred Stock

OPERATING RESULTS FOR THE FIRST QUARTER OF 2008

On April 17, 2008, we reported a net loss from continuing operations for the first quarter of 2008 of $1.97 billion, or $2.20 per diluted share, compared to net earnings from continuing operations of $2.03 billion, or $2.12 per diluted share for the first quarter of 2007. Our net loss for the first quarter of 2008 was $1.96 billion, or $2.19 per diluted share, compared to net earnings of $2.16 billion, or $2.26 per diluted share for the year-ago quarter. For more information, see our press release dated April 17, 2008 available at

http://www.sec.gov/Archives/edgar/data/65100/000115752308002971/a5660325.htm. For more information about the impact of net write-downs and credit valuation adjustments recognized through the income statement on our net revenues for the first quarter, see our Current Report on Form 8-K dated April 21, 2008

http://www.sec.gov/Archives/edgar/data/65100/000119312508085291/dex991.htm . For information on additional write-downs not affecting the income statement, but recognized through other comprehensive income/(loss) see

http://www.sec.gov/Archives/edgar/data/65100/000119312508085291/dex992.htm.

RATINGS

The table below sets forth the credit ratings as of April 22, 2008 for ML&Co.’s Preferred Stock. Following the announcement of our first quarter results on April 17, 2008, Dominion Bond Rating Service Ltd., Fitch Ratings and Standard & Poor’s Rating Services all affirmed their ratings and Moody’s Investors Service, Inc. placed the long-term ratings of ML&Co. on review for possible downgrade and affirmed the short-term ratings of ML&Co. Rating agencies express outlooks from time to time on these credit ratings. Rating outlooks from Fitch Ratings and Standard & Poor’s Ratings Services have not changed since October 5, 2007, and remain negative. On April 17, 2008, the trends on all long-term ratings of ML&Co. from Dominion Bond Rating Service Ltd. were changed to negative.

Rating Agency	Preferred Stock Ratings	Rating Outlook
Dominion Bond Rating Service Ltd.	A	Negative
Fitch Ratings	A	Negative
Moody’s Investors Service, Inc.	A3	On Review for Possible Downgrade
Standard & Poor’s Ratings Services	A-	Negative

A security rating is not a recommendation to buy, sell or hold securities. Additionally, the security rating may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratios of earnings to combined fixed charges and preferred stock dividends for the periods indicated:

	Year Ended Last Friday in December
	2007	2006	2005	2004	2003

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends:	*	1.25	1.29	1.47	1.60

For the purpose of calculating the ratio of earnings to fixed charges, “earnings” consist of earnings from continuing operations before income taxes, excluding undistributed earnings (loss) from equity investees, and fixed charges, excluding amortization of capitalized interest and preferred security dividend requirements. “Fixed charges” consist of interest costs, the interest factor in rentals, amortization of debt issuance costs, preferred security dividend requirements of subsidiaries and capitalized interest.

* The earnings for 2007 were inadequate to cover total fixed charges and total fixed charges and preferred stock dividends. The coverage deficiency was $14,124 million for total fixed charges and preferred stock dividends.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The information that follows supplements and, to the extent inconsistent therewith, replaces the information contained in the accompanying product supplement No. PS-2 under the caption “Plan of Distribution”. Subject to the terms and conditions set forth in the underwriting agreement, we have agreed to sell to each of the underwriters named below, and each of the underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative, has severally agreed to purchase the number of depositary shares, each representing a 1/1200th ownership interest in one share of Offered Preferred Stock, set forth opposite its name below.

Underwriter	Number of Depositary Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated	16,549,500
Citigroup Global Markets Inc.	16,549,500
Morgan Stanley & Co., Incorporated	16,549,500
UBS Securities LLC	16,549,500
Wachovia Capital Markets, LLC	16,549,500
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	1,020,000
Banc of America Securities LLC	1,020,000
Barclays Capital Inc.	1,020,000
Credit Suisse Securities (USA) LLC	1,020,000
Deutsche Bank Securities Inc.	1,020,000
Greenwich Capital Markets, Inc.	1,020,000
Lehman Brothers Inc.	1,020,000
Morgan Keegan & Company, Inc.	1,020,000
RBC Capital Markets Corporation	1,020,000

SunTrust Robinson Humphrey, Inc.	1,020,000
Wells Fargo Securities, LLC	1,020,000
Robert W. Baird & Co. Incorporated	340,000
Fidelity Capital Markets, a division of National Financial Services LLC	340,000
Fifth Third Securities, Inc.	340,000
H&R Block Financial Advisors, Inc.	340,000
HSBC Securities (USA) Inc.	340,000
J.J.B. Hilliard, W.L. Lyons, LLC	340,000
Janney Montgomery Scott LLC	340,000
Jefferies & Company, Inc.	340,000
Keefe, Bruyette & Woods, Inc.	340,000
KeyBanc Capital Markets Inc.	340,000
Oppenheimer & Co. Inc.	340,000
Raymond James & Associates, Inc.	340,000
Charles Schwab & Co., Inc.	340,000
Stifel, Nicolaus & Company, Incorporated	340,000
Zions Direct, Inc.	340,000
William Blair & Company L.L.C.	127,500
Blaylock Robert Van, LLC	127,500
Cabrera Capital Markets, LLC	127,500
CastleOak Securities, LP	127,500
D.A. Davidson & Co.	127,500
Davenport & Company LLC	127,500
Ferris, Baker Watts, Incorporated	127,500
Fixed Income Securities, Inc.	127,500
J.B. Hanauer & Co.	127,500
Jackson Securities LLC	127,500
Loop Capital Markets LLC	127,500
Mesirow Financial, Inc.	127,500
Pershing LLC	127,500
Samuel A. Ramirez & Co., Inc.	127,500
Muriel Siebert & Co., Inc.	127,500
Sterne Agee Capital Markets, Inc.	127,500
Stone & Youngberg LLC	127,500
TD Ameritrade, Inc.	127,500
Toussaint Capital Partners, LLC	127,500
Utendahl Capital Partners, L.P.	127,500
Vining-Sparks IBG, Limited Partnership	127,500
Wedbush Morgan Securities Inc.	127,500
The Williams Capital Group, L.P.	127,500

Total	102,000,000

In the underwriting agreement, the several underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the depositary shares offered hereby if any of the depositary shares are purchased. In the event of default by an underwriter, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters have advised us that they propose initially to offer all or part of the depositary shares directly to the public at the public offering price set forth on the cover page of this pricing supplement and to certain dealers at such price less a concession not in excess of $.45 per depositary share or $.25 per depositary share in the case of sales to certain institutions. After the initial public offering, the public offering price and other selling terms may be varied by the underwriters. The underwriters are offering the depositary shares subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Our proceeds will be net of the underwriting discount and expenses we pay.

We have granted the underwriters an option exercisable on up to two occasions within 30 days after the date hereof to purchase up to an aggregate of 15,300,000 additional depositary shares to cover overallotments, if any, at the initial public offering price, less the underwriting discount. If the underwriters exercise this option, each of the underwriters will have a firm commitment, subject to certain conditions, to purchase a number of additional depositary shares proportionate to that underwriter’s commitment as is shown in the above table.

The following table summarizes the underwriting discount to be paid by us to the underwriters:

	Without underwriters’ option exercise	With full underwriters’ option exercise
Per depositary share (1)	$.7875	$.7875
Total (1)	$80,325,000	$92,373,750

(1) The underwriting discount will be $.50 per depositary share with respect to any depositary share sold to certain institutions, which decreases the underwriting discount by $.2875 per depositary share and on a total basis by $7,820,000 without the underwriters’ option exercise.

We estimate that our total expenses associated with the offer and sale of the depositary shares, excluding underwriting discounts, will be approximately $750,000.

Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking, general financing or banking services to us and our affiliates, for which they have in the past received, and may in the future receive, customary fees.

We expect the delivery of the depositary shares will be made against payment therefor on or about the fifth business day following the date of this pricing supplement (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days after the date the securities are priced, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the depositary shares on the date of pricing or on the next succeeding business day will be required, by virtue of the fact that the depositary shares will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Those purchasers should also consult their own advisors in this regard.

We intend to list the depositary shares on the New York Stock Exchange under the symbol “MER PrQ”. Trading on the New York Stock Exchange is expected to begin within 30 days of the initial delivery of the depositary shares. We do not expect that there will be any public trading market for the Offered Preferred Stock except as represented by the depositary shares.

If approved for listing, we expect the depositary shares will begin trading on the New York Stock Exchange within 30 days after they are first issued. The underwriters may make a market in the depositary shares, but no underwriter is obligated to do so. The underwriters may discontinue any market-making at any time without notice, at their sole discretion. There can be no assurance of the existence or liquidity of a secondary market for any depositary shares, or that the maximum amount of depositary shares will be sold.

This pricing supplement may also be used by MLPF&S in connection with offers and sales of the offered securities in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. MLPF&S may act as principal or agent in such transactions, and may receive compensation in the form of discounts or commissions. MLPF&S has no obligation to make a market in any of the offered securities and may discontinue any market-making activities at any time without notice, in its sole discretion.

With respect to any sale of the Offered Preferred Stock, each underwriter has represented and agreed that it will not take any action to permit a public offering of the Offered Preferred Stock in any jurisdiction outside the United States where action would be required for such purpose. The underwriters have each represented and agreed to not offer or sell any Offered Preferred Stock in any jurisdiction outside the United States except under circumstances that will result in compliance with all applicable laws thereof.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Offered Preferred Stock which are the subject of the offering contemplated by this Prospectus Supplement to the public in that Relevant Member State other than:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated;

or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Offered Preferred Stock shall require the trust or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression of an offer of Offered Preferred Stock to the public in relation to any Offered Preferred Stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Offered Preferred Stock to be offered so as to enable an investor to decide to purchase or subscribe the Offered Preferred Stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

(i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Market Act of 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Offered Preferred Stock in circumstances in which Section 21 (1) of the FSMA does not apply to the trust; and

(ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offered Preferred Stock in, from or otherwise involving the United Kingdom.

Hong Kong

Each underwriter has represented and agreed that it and each of its affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, the Offered Preferred Stock other than (a) to

“professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to the Offered Preferred Stock which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Offered Preferred Stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance or any rules made under that Ordinance. The contents of this prospectus supplement have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Singapore

This prospectus supplement or any other offering material relating to the Offered Preferred Stock has not been and will not be registered as a prospectus with the Monetary Authority of Singapore, and the Offered Preferred Stock will be offered in Singapore pursuant to exemptions under Section 274 and Section 275 of the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”). Accordingly the Offered Preferred Stock may not be offered or sold, or be the subject of an invitation for subscription or purchase, nor may this offering circular or any other offering material relating to the Offered Preferred Stock be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, (b) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Argentina

The Offered Preferred Stock are not and will not be authorized by the Argentine Comisión Nacional de Valores for public offering in Argentina and may thus not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended.

Uruguay

This is a private offering. The Offered Preferred Stock have not been, and will not be, registered with the Central Bank of Uruguay for public offer in Uruguay.

Cayman Islands

In accordance with section 194 of the Companies Law (as amended) of the Cayman Islands (“Section 194”), no invitation to the public in the Cayman Islands to subscribe for any of the Offered Preferred Stock is permitted to be made. Each underwriter has represented and agreed that it will not, directly or indirectly, make any invitation to any member of the public in the Cayman Islands, within the meaning of Section 194, to subscribe for the Offered Preferred Stock.

EXPERTS

The consolidated financial statements incorporated by reference in this pricing supplement from ML&Co.’s Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of ML&Co. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated by reference in this pricing supplement (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

VALIDITY OF THE SECURITIES

The validity of the Series 8 Preferred Stock and the depositary shares will be passed upon for ML&Co. by Sidley Austin LLP, New York, New York and for the underwriters by Sullivan & Cromwell LLP, New York, New York. Sullivan & Cromwell LLP regularly perform legal services for ML&Co.

Merrill Lynch & Co., Inc.

102,000,000 Depositary Shares

Each Representing a 1/1200th Interest in a Share of

8.625% Non-Cumulative Preferred Stock, Series 8

PRICING SUPPLEMENT

Merrill Lynch & Co.

Citi	Morgan Stanley	UBS Investment Bank	Wachovia Securities

Banc of America Securities LLC	Barclays Capital	BB&T Capital Market	Credit Suisse

Deutsche Bank Securities	Lehman Brothers	Morgan Keegan & Company, Inc	RBC Capital Markets

RBS Greenwich Capital	SunTrust Robinson Humphrey	Wells Fargo Securities

April 22, 2008